UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of April, 2005

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                    Form 40-F
                        -------                           -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                No    X
                 -----                              -----

     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

[Grupo Televisa, S.A. Logo]                   FIRST QUARTER 2005 RESULTS
                                                   FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------
HIGHLIGHTS

>> RECORD FIRST-QUARTER CONSOLIDATED AND TELEVISION BROADCASTING NET SALES, OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION AND MARGINS

>>   SKY MEXICO REACHED OVER 1.1 MILLION GROSS ACTIVE SUBSCRIBERS

>>   DIVIDEND OF PS.1.35 PER CPO, OR PS.4,250 MILLION, TO BE PAID ON MAY
     31, 2005

>>   SIGN-ON TO SIGN-OFF AUDIENCE SHARE REACHED 71.2%

CONSOLIDATED RESULTS

Mexico City, D.F., April 26, 2005 - Grupo Televisa, S.A. ("Televisa" or "the Company"; NYSE:TV; BMV: TLEVISA CPO) today announced results for the first quarter 2005. The results have been prepared in accordance with Mexican GAAP and are adjusted in millions of Mexican pesos in purchasing power as of March 31, 2005 (see pages 8-10). Effective April 1, 2004, we began consolidating Sky Mexico into our financial statements. In addition, during the fourth quarter of 2004, we amended certain agreements in our Publishing Distribution segment, which resulted in a change in the accounting for net sales and costs of goods sold. For comparable figures, see "Pro Forma Results by Business Segments" on page 2.

The following table sets forth a condensed Statement of Income in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing the first quarter of 2005 with the first quarter of 2004:

----------------------------------------------------------------------------------------------
                                             1Q
                                             2005(1)   MARGIN %   1T 2004    MARGIN %  INC. %
----------------------------------------------------------------------------------------------
Net Sales                                    6,369.6    100.0     5,460.2     100.0     16.7
Operating  Income Before  Depreciation  and
Amortization                                 2,186.8     34.3     1,566.7      28.7     39.6
Operating Income                             1,644.7     25.8     1,211.2      22.2     35.8
Net Income                                     594.1      9.3       492.7       9.0     20.6
----------------------------------------------------------------------------------------------

(1) Effective April 1, 2004, we began consolidating Sky Mexico into our financial statements. In addition, effective October 1, 2004, we amended certain agreements in our Publishing Distribution segment and changed the accounting for net sales and costs of goods sold.

Net sales increased 16.7% to Ps.6,369.6 million in the first quarter of 2005 compared with Ps.5,460.2 million in the first quarter of 2004. This increase was attributable to the consolidation of Sky Mexico into our financial statements beginning in the second quarter of 2004 and revenue growth in our Publishing, Pay Television Networks, Television Broadcasting, Cable Television and Radio segments. These increases were partially offset by lower sales in Publishing Distribution due to the aforementioned accounting change, as well as lower sales in our Programming Exports and Other Businesses segments.

Operating income before depreciation and amortization ("OIBDA") increased 39.6% to Ps.2,186.8 million in the first quarter of 2005 compared with Ps. 1,566.7 million in the first quarter of 2004. This increase reflects higher sales, which were partially offset by an increase in operating expenses and cost of sales. OIBDA margin expanded to an all-time first-quarter record of 34.3% from 28.7% reported in last year's comparable period. This increase reflects an OIBDA margin expansion in most of our business units and the accounting change in our Publishing Distribution segment. Operating income rose 35.8% to Ps.1,644.7 million in the first quarter of 2005 compared with Ps.1,211.2 million reported in last year's first quarter.

Net income increased 20.6% to Ps.594.1 million in the first quarter of 2005 compared with Ps.492.7 million in the first quarter of 2004. The net increase of Ps.101.4 million reflected: i) a Ps.620.1 million increase in OIBDA; ii) a Ps.82.7 million decrease in integral cost of financing; and
iii) a Ps.95.9 million decrease in other expense. These favorable changes were partially offset by: i) a Ps.186.6 million increase in depreciation and amortization; ii) a Ps.63 million increase in restructuring and non-recurring charges; iii) a Ps.144.3 million increase in income taxes;
iv) a Ps.28 million decrease in equity in income of affiliates; v) a loss effect in accounting change of Ps.177.9 million; and, vi) a Ps.97.5 million increase in minority interest.

PRO FORMA RESULTS BY BUSINESS SEGMENTS

The following first quarter pro forma net sales, operating income (loss) before depreciation and amortization, and operating income (loss) reflect the consolidation of Sky Mexico into our financial statements and the change in our accounting treatment of sales and costs of goods sold recognition in our Publishing Distribution segment, and assume that both occurred at the beginning of each period presented. Please refer to page 7 for information related to pro forma results. Amounts are presented in millions of Mexican pesos for each of the Company's business segments for the first quarters ended March 31, 2005 and 2004:

-------------------------------------------------------------------------
NET SALES                        1Q 2005    %    PRO FORMA     %   INC. %
                                                  1Q 2004
-------------------------------------------------------------------------
Television Broadcasting         3,390.1   51.4   3,334.1    53.6    1.7
Pay Television Networks           235.3    3.6     175.7     2.8   33.9
Programming Exports               396.2    6.0     432.6     7.0   (8.4)
Publishing                        458.8    7.0     387.2     6.2   18.5
Publishing Distribution            85.7    1.3      83.2     1.3    3.0
Sky Mexico                      1,303.5   19.8   1,141.0    18.4   14.2
Cable Television                  304.1    4.6     281.4     4.5    8.1
Radio                              62.1    0.9      55.1     0.9   12.7
Other Businesses                  355.1    5.4     331.3     5.3    7.2
SEGMENT NET SALES               6,590.9  100.0   6,221.6   100.0    5.9
Intersegment Operations (1)      (221.3)          (217.8)          (1.6)
Disposed Operations (2)             -               84.0             -
CONSOLIDATED NET SALES          6,369.6          6,087.8            4.6
-------------------------------------------------------------------------



--------------------------------------------------------------------------------
OIBDA (LOSS)               1Q 2005       %      PRO FORMA         %     INC. %
                                                 1Q 2004
--------------------------------------------------------------------------------
Television Broadcasting    1,384.7      40.8     1,324.3        39.7      4.6
Pay Television Networks       94.5      40.2        46.4        26.4    103.7
Programming Exports          106.4      26.9       129.4        29.9    (17.8)
Publishing                    34.7       7.6        31.7         8.2      9.5
Publishing Distribution       (5.6)     (6.5)       (3.5)       (4.2)   (60.0)
Sky Mexico                   509.8      39.1       404.0        35.4     26.2
Cable Television              82.6      27.2        88.6        31.5     (6.8)
Radio                          0.3       0.5        (2.8)       (5.1)       -
Other Businesses              13.2       3.7       (19.6)       (5.9)       -
Corporate Expenses           (33.8)     (0.5)      (33.6)       (0.5)    (0.6)
SEGMENT OIBDA              2,186.8      33.2     1,964.9        31.6     11.3
Disposed Operations (2)          -         -         5.8         6.9        -
CONSOLIDATED OIBDA         2,186.8      34.3     1,970.7        32.4     11.0
--------------------------------------------------------------------------------



---------------------------------------------------------------------
                                              PRO
                                              FORMA
OPERATING INCOME (LOSS)     1Q 2005     %    1Q 2004     %      INC. %
---------------------------------------------------------------------
Television Broadcasting     1,138.0   33.6   1,068.7   32.1      6.5
Pay Television Networks        88.0   37.4      41.1   23.4    114.1
Programming Exports           105.2   26.6     127.5   29.5    (17.5)
Publishing                     30.4    6.6      26.4    6.8     15.2
Publishing Distribution       (11.8) (13.8)     (9.1) (10.9)   (29.7)
Sky Mexico                    319.6   24.5     204.9   18.0     56.0
Cable Television               13.3    4.4      39.8   14.1    (66.6)
Radio                          (4.4)  (7.1)     (7.4) (13.4)    40.5
Other Businesses                0.2    0.1     (35.7) (10.8)       -
Corporate Expenses            (33.8)  (0.5)    (33.6)  (0.5)    (0.6)
SEGMENT OPERATING INCOME    1,644.7   25.0   1,422.6   22.9     15.6
Disposed Operations (2)           -      -      (6.5)  (7.7)       -
CONSOLIDATED OPERATING      1,644.7   25.8   1,416.1   23.3     16.1
INCOME
---------------------------------------------------------------------

(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.

(2) Reflects the results of operations of the Company's nationwide paging and sports businesses.

TELEVISION Sales increased 1.7% to Ps.3,390.1 million compared BROADCASTING with Ps.3,334.1 million reported in the same period last year. This increase is attributable to an increase in advertising revenues, driven mainly by our soap operas and reality shows, as well as by higher local sales.

                OIBDA increased 4.6% to Ps.1,384.7 million compared with Ps.1,324.3 million reported in the same period last year. OIBDA margin expanded to 40.8% from 39.7%, reflecting higher sales, lower cost of sales and stable operating expenses.

                We have secured the broadcast rights for the 2006 FIFA Soccer World Cup to be played in Germany. We will broadcast 30 out of the 64 matches to be played during the event. Televisa paid U.S.$16 million for these rights.

PAY TELEVISION  Sales  increased 33.9% to Ps.235.3  million  compared
NETWORKS with Ps.175.7 million reported in the same period last year. In accordance with the guidelines of FIN 46, during the first quarter we identified TuTV, LLC., our joint venture with Univision, as a variable interest entity, and the company as the primary beneficiary of such entity. Accordingly, we began including fully the assets, liabilities and results of operations of TuTV in our consolidated financial statements as of January 1, 2005. The segment sales increase reflects Ps.18.9 million of TuTV's sales, an increase in signal and advertising sales in Mexico, as well as an increase in signal sales in Latin America, which were partially offset by lower signal sales in Spain.

                OIBDA rose 103.7% to Ps. 94.5 million compared with Ps.46.4 million reported in the same period of last year. OIBDA margin expanded to 40.2% from 26.4% in last year's first quarter. This increase was driven by higher sales, which were partially offset by a marginal increase in the cost of sales combined with an increase in operating expenses resulting from the consolidation of TuTV and higher advertising and promotion expenses. In the first quarter of 2005, TuTV contributed with Ps.2.8 million to OIBDA.

PROGRAMMING     Sales  decreased  8.4% to Ps.396.2  million  compared
EXPORTS         with Ps.432.6  million  reported in the first quarter
                of  2004.  This  decrease  is  attributable  to lower
                export  sales  to  Latin  America,  Europe,  Asia and
                Africa   and  a   negative   translation   effect  of
                foreign-currency  denominated  sales that amounted to
                Ps.11.7  million.  Univision  royalties grew U.S.$741
                thousand year over year, of which  U.S.$625  thousand
                came  from  the  increase  in  Telefutura's   minimum
                guaranteed royalty. Univision royalties were below our expectations due to the fact that Univision decided to deduct the revenues from certain programs in the calculation of the royalty.

                OIBDA decreased 17.8% to Ps.106.4 million compared with Ps.129.4 million reported in the same period last year. OIBDA margin decreased to 26.9% from 29.9% in last year's first quarter, reflecting lower sales that were partially offset by lower cost of sales and operating expenses.

PUBLISHING      Sales  increased 18.5% to Ps.458.8  million  compared
                with Ps.387.2 million reported in the same period last year. This increase is attributable to higher magazine circulation and advertising pages sold both in Mexico and abroad. These increases were partially offset by a translation effect of foreign-currency denominated sales, which amounted to Ps.6 million.

                OIBDA increased 9.5% to Ps.34.7 million compared with Ps.31.7 million reported in the same period last year. OIBDA margin decreased to 7.6% from 8.2% in last year's first quarter, reflecting higher cost of sales driven by an increase in paper and printing costs, as well by higher operating expenses, which were partially offset by higher sales.

PUBLISHING Sales increased 3% to Ps.85.7 million compared with DISTRIBUTION Ps.83.2 million reported in the same period last
                year.   This  increase  is   attributable  to  higher
                circulation of magazines  published by the Company in
                Mexico and abroad.  These  increases  were  partially
                offset by the translation effect of  foreign-currency
                denominated sales, which amounted to Ps.1.9 million.
                Operating loss before  depreciation  and amortization
                increased 60% to Ps.5.6 million  compared with Ps.3.5
                million  reported  in the same  period  of last  year
                reflecting   higher  cost  of  sales  and   operating
                expenses, which were partially offset by higher sales.

SKY MEXICO      Sales increased 14.2% to Ps.1,303.5  million compared
                with  Ps.1,141  million  reported  in the same period
                last  year.   This  increase  was  driven  by  a  25%
                increase in the subscriber base. As of March 31, 2005, it reached 1,107,500 gross active subscribers
                (including 63,400 commercial subscribers) compared with 886,100 gross active subscribers (including
                50,200 commercial subscribers) as of March 31, 2004.

                OIBDA increased 26.2% to Ps.509.8 million compared with Ps.404 million reported in the same period last year. OIBDA margin expanded to 39.1% from 35.4% in last year's first quarter, reflecting higher sales, which were partially offset by higher cost of sales and operating expenses.

                Sky Mexico agreed to purchase certain rights of the 2006 Soccer World Cup. Sky Mexico will be able to air the entire 64 games of the World Cup, out of which 34 will be exclusive for Sky subscribers. The cost of these rights is US$15 million.

CABLE           Sales  increased  8.1% to Ps.304.1  million  compared
TELEVISION      with  Ps.281.4  million  reported  in the same period
                last  year.  This  increase  was  driven  by  a  1.3%
                increase in the subscriber  base,  which, as of March
                31,  2005,  totaled  370,822  subscribers  (including
                147,040  digital  subscribers)   compared  with  last
                year's base of 365,930 subscribers  (including 69,806
                digital   subscribers),   as  well  as  both   higher
                advertising   revenues  and  broadband   subscription
                fees. Broadband subscribers increased to 36,558 in the first quarter of 2005 compared with 11,220 in the first quarter of 2004.

                OIBDA decreased 6.8% to Ps.82.6 million compared with Ps.88.6 million reported in the same period last year. OIBDA margin decreased to 27.2% from 31.5% in last year's first quarter, reflecting higher programming costs and operating expenses that were partially offset by higher sales.

RADIO Sales increased 12.7% to Ps.62.1 million compared with Ps.55.1 million reported in the same period last year. This increase was driven by higher advertising time sold, which was mainly driven by our newscasts and sports programming.

                Operating result before depreciation and amortization increased to an income of Ps.0.3 million compared with a loss of Ps.2.8 million reported in the same period last year due to higher sales, but was partially offset by higher cost of sales and operating expenses.

OTHER           Sales  increased  7.2%  compared with the same period
BUSINESSES      last  year   mainly  due  to  higher   sales  in  our
                Esmas.com Internet portal businesses, which include sales related to our SMS messaging service. This was partially offset by lower sales in our feature film distribution business and sports businesses.

                Operating result before depreciation and amortization increased to an income of Ps.13.2 million compared with a loss of Ps.19.6 million reported in the first quarter of 2004. The favorable variance reflects higher sales and lower operating expenses, which were partially offset by higher cost of sales.

NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING

The following table sets forth the Integral Cost of Financing for the three months ended March 31, 2005 and 2004, in millions of Mexican pesos, which consisted of:

--------------------------------------------------------------------------------
                              1Q           1Q         INCREASE       CHANGE
                             2005         2004       (DECREASE)         %

--------------------------------------------------------------------------------
Interest expense            547.3         370.3         177.0          47.8
Interest income            (292.3)       (158.2)        134.1          84.8
Foreign exchange loss -
net                          29.8           7.7          22.1         287.0
Loss from monetary
position - net               18.0         165.7        (147.7)        (89.1)
                            302.8         385.5         (82.7)        (21.5)
--------------------------------------------------------------------------------

The expense attributable to the integral cost of financing decreased by Ps.82.7 million, or 21.5%, to Ps.302.8 million in the first quarter of 2005 from Ps.385.5 million in the first quarter of 2004. This decrease reflected: i) a Ps.134.1 million increase in interest income in connection with a higher average amount of temporary investments during the first quarter of 2005 and higher interest rates in the same period; and ii) a Ps.147.7 million decrease in loss from monetary position, primarily as a result of a lower net asset monetary position and a lower inflation in the quarter ended March 31, 2005 (0.79%) compared to the quarter ended March 31, 2004 (1.57%). These favorable variances were offset by: i) a Ps.177 million increase in interest expense, primarily as a result of an increase in the average amount of our debt, resulting from the consolidation of Sky Mexico's debt beginning the second quarter of 2004; and ii) a Ps.22.1 million increase in net foreign exchange loss, primarily in connection with a 0.09% depreciation of the Mexican peso against the U.S. dollar during the first quarter 2005 compared with a 0.45% appreciation of the Mexican peso against the U.S. dollar in last year's first quarter.

RESTRUCTURING AND NON-RECURRING CHARGES

Restructuring and non-recurring charges increased by Ps.63 million, or 59.8%, to Ps.168.4 million in the first quarter of 2005, as compared to Ps.105.4 million in the first quarter of 2004. This increase primarily reflected the recognition of financing expenses in connection with the prepayment of certain of our outstanding long-term debt in March 2005, which was partially offset by a reduction in restructuring charges in connection with work force reductions.

OTHER EXPENSE, NET

Other expense decreased by Ps.95.9 million, or 75.3%, to Ps.31.4 million in the first quarter of 2005 as compared to Ps.127.3 million in the same period last year. This decrease primarily reflected a reduction in donations, a decrease in loss on disposition of fixed assets, and a reduction in advisory and professional services.

INCOME TAX

Income tax increased by Ps.144.3 million to Ps.311.1 million in the first quarter of 2005 from Ps.166.8 million in last year's first quarter. This increase primarily reflected a higher income tax base in the first quarter of 2005.

EQUITY IN INCOME OF AFFILIATES, NET

Equity in income of affiliates decreased by Ps.28 million to Ps.18.4 million for the first quarter of 2005 compared to Ps.46.4 million in the first quarter of 2004. This decrease primarily reflected the absence of equity income of Sky Mexico in the first quarter of 2005, as well as a reduction in equity income of Ocesa Entretenimiento, the live entertainment company with operations in Mexico in which the Company holds a 40% stake.

LOSS EFFECT IN ACCOUNTING CHANGE

Beginning January 1, 2005, we adopted the provisions of Mexican GAAP Bulletin D-3 "Labor Obligations," related to the recognition of severance obligations to dismissed personnel, other than those arising from restructurings based upon actuarial calculations. As permitted by the provisions of Bulletin D-3, in the first quarter of 2005, we recognized in our consolidated income statement a related cumulative loss effect in accounting change in the amount of Ps.177.9 million, net of a related income tax benefit of Ps.76.2 million.

MINORITY INTEREST

Minority interest increased by Ps.97.5 million to a charge of Ps.77.4 million in the first quarter of 2005, from a benefit of Ps.20.1 million in the first quarter of 2004. This increase primarily reflected the portion of net income attributable to the interest held by third parties in Sky Mexico beginning the second quarter of 2004.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES

In the first quarter of 2005, we invested approximately U.S.$38.4 million in property, plant and equipment as capital expenditures, of which approximately U.S.$3.4 million and U.S.$28.7 million are related to our Cable Television and Sky Mexico segments, respectively.

DEBT

As of March 31, 2005, our consolidated long-term portion of debt amounted to approximately Ps.17,963.6 million, including Ps.4,359.7 million from Sky Mexico, and our consolidated current portion of debt was approximately Ps.2,322.7 million. Additionally, as of March 31, 2005, Sky Mexico had long-term and current portions of a capital lease obligation in an aggregate amount of approximately Ps.1,306.8 million and Ps.72.9 million, respectively. As of March 31, 2004, our consolidated long-term portion of debt amounted to approximately Ps.15,349.9 million and our consolidated current portion of debt was approximately Ps.259.4 million.

Excluding Sky Mexico, our consolidated net debt was of Ps.120.5 million as of March 31, 2005 which compares to a consolidated net cash position of Ps.62.3 million as of March 31, 2004.

In March 2005, we issued U.S.$400 million aggregate principal amount of 6.625% Senior Notes due 2025. The net proceeds were used to pay the tender offer of 74% of the aggregate principal amount of the 8.00% Senior Notes due 2011 and 76% of the 8.15% UDI-denominated Notes due 2007. As a result of these tender offers and the consummation in the first quarter of the offering of U.S.$400 million aggregate principal amount of 6.625% Senior Notes due 2025, Televisa expects to reduce interest expense by approximately U.S.$8 million in 2005 and U.S.$12 million in 2006. Through these transactions, Televisa extended its average debt maturity from 8.2 to
9.5 years.

Effective March 18, 2005, we designated our net investment in Univision as a hedge of the foreign exchange differences arising from the U.S.$400 million Senior Notes due 2025 issued in connection with the prepayment of approximately U.S.$485.4 million of principal amount of our outstanding long-term debt as of that date. As of March 31, 2005, the total principal amount of our long-term debt being hedged by Univision was of approximately U.S.$777.5 million.

SHARE BUYBACK PROGRAM

From January 1 through April 26, 2005, we have repurchased approximately 1,053 million shares in the form of 9 million CPOs for Ps.290.3 million in nominal terms.

DIVIDEND PAYMENT

Our Board of Directors will submit to our next Shareholders Meeting a proposal to pay an extraordinary dividend of Ps.1 per CPO, in addition to our ordinary dividend of Ps.0.35 per CPO, for a total of Ps.1.35 per CPO. The total amount of the dividend is approximately Ps.4,250 million. This represents a 10% increase over last year's dividend and is equivalent to a dividend yield of 4.2% based on today's closing price. If approved by our shareholders, this dividend will be paid on May 31, 2005 to shareholders on record as of May 30.

TELEVISION RATINGS AND AUDIENCE SHARE

National urban ratings and audience share reported by IBOPE confirm that in the first quarter of 2005 Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00 - Monday to Friday), the audience share amounted to 70.5%; in prime time (16:00 to 23:00 - Monday to Sunday), the audience share amounted to 69.1%; and in sign-on to sign-off (6:00 to 24:00 - Monday to Sunday), the audience share amounted to 71.2%.

OUTLOOK FOR 2005

We expect second-quarter Television Broadcasting sales to increase approximately 7% compared to last year's second quarter. For the full year, we expect Television Broadcasting sales to increase approximately 4.5%. In addition, we will continue to keep costs and expenses under control throughout the year, which should allow our Television Broadcasting operating income before depreciation and amortization margin to reach 47%.

Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world, and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The pro forma information is presented for informational purposes only and does not purport to represent what our financial position or results of operations would have been had the consolidation and the sale and costs of goods sold recognition been realized during the specified periods. Furthermore, the reader should not rely on the pro forma information as an indication of the results of operations of future periods.

  (Please see attached tables for financial information and ratings data)

                                    ###

CONTACTS:

 INVESTOR RELATIONS:

    Michel Boyance / Alejandro Eguiluz
    Grupo Televisa, S.A.
    Av. Vasco de Quiroga No. 2000
    Colonia Santa Fe
    01210 Mexico, D.F.
    (5255) 5261-2445

                           GRUPO TELEVISA, S. A.
CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004 (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2005)

             ASSETS

                                        March 31,        December 31,
                                          2005              2004
                                       (Unaudited)        (Audited)
                                       -----------       ------------
Current:
    Available:
        Cash                           Ps.   261.0       Ps.   393.6
        Temporary investments             16,563.1          16,379.0
                                       -----------       ------------
                                          16,824.1          16,772.6
    Trade notes and accounts receivable
      - net                                7,104.1          11,318.6
    Other accounts and notes receivable
      - net                                1,021.1           1,143.1
    Due from affiliated companies - net       23.6              77.0
    Transmission rights and programming    3,596.5           3,622.3
    Inventories                              708.8             668.0
    Other current assets                     735.3             716.6
                                       -----------       ------------
        Total current assets              30,013.5          34,318.2

Transmission rights and programming        4,334.5           4,527.1
Investments                                6,785.9           6,811.0
Property, plant and equipment - net       19,185.1          19,310.7
Goodwill and other intangible assets
      - net                                9,810.6           9,228.8
Other assets                                  50.1             270.7
                                       -----------       ------------
        Total assets                   Ps.70,179.7       Ps.74,466.5
                                       ===========       ============


                           GRUPO TELEVISA, S. A.
  CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004
   (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2005)



                    LIABILITIES
                                                         March 31,            December 31,
                                                           2005                   2004
                                                       (Unaudited)            (Unaudited)
                                                   ------------------    --------------------
Current:
     Current portion of long-term debt             Ps.      2,322.7        Ps.     3,323.1
     Current portion of satellite
        transponder lease - obligation                         72.9                   71.3
     Trade accounts payable                                 2,339.7                2,152.1
     Customer deposits and advances                        13,322.5               15,048.1
     Taxes payable                                            557.1                1,571.1
     Accrued interest                                         125.8                  452.9
     Other accrued liabilities                              1,383.3                1,280.8
                                                   ------------------    --------------------
          Total current liabilities                        20,124.0               23,899.4
Long-term debt                                             17,963.6               19,093.2
Satellite transponder lease obligation                      1,306.8                1,335.1
Customer deposits and advances                                345.8                  375.8
Other long-term liabilities                                   534.3                  596.7
Deferred taxes                                              1,327.7                1,344.5
Labor obligations                                             140.2           -
                                                   ------------------    --------------------
          Total liabilities                                41,742.4               46,644.7
                                                   ------------------    --------------------

               STOCKHOLDERS' EQUITY

Majority interest:
     Capital stock issued, no par value                     9,646.0                9,646.0
     Additional paid-in capital                             4,108.7                4,108.7
                                                   ------------------    --------------------
                                                           13,754.7               13,754.7
                                                   ------------------    --------------------
     Retained earnings:
          Legal reserve                                     1,536.6                1,536.6
          Reserve for repurchase of shares                  5,603.2                5,603.2
          Unappropriated earnings                          15,732.2               11,624.6
          Net income for the period                           594.1                4,350.8
                                                   ------------------    --------------------
                                                           23,466.1               23,115.2
     Accumulated other comprehensive loss                  (2,581.8)              (2,582.2)
     Shares repurchased                                    (6,081.5)              (6,344.4)
                                                   ------------------    --------------------
                                                           14,802.8               14,188.6
                                                   ------------------    --------------------
          Total majority interest                          28,557.5               27,943.3
Minority interest                                            (120.2)                (121.5)
                                                   ------------------    --------------------
          Total stockholders' equity                       28,437.3               27,821.8
                                                   ------------------    --------------------
          Total liabilities and stockholders'      Ps.     70,179.7        Ps.    74,466.5
             equity                                ==================    ====================



                           GRUPO TELEVISA, S. A.
          CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTHS
                       ENDED MARCH 31, 2005 AND 2004
   (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2005)

                                                           Three months ended March 31,
                                                           2005                           2004
                                                       (Unaudited)                    (Unaudited)
                                                   ------------------          -------------------------
Net sales                                          Ps.       6,369.6           Ps.              5,460.2
Cost of sales                                                3,186.1                            3,113.9
                                                   ------------------          -------------------------
    Gross profit                                             3,183.5                            2,346.3
                                                   ------------------          -------------------------
Operating expenses:
    Selling                                                    574.4                              407.2
    Administrative                                             422.3                              372.4
                                                   ------------------          -------------------------
                                                               996.7                              779.6
                                                   ------------------          -------------------------
Operating income before depreciation
   and amortization                                          2,186.8                            1,566.7
Depreciation and amortization                                  542.1                              355.5
                                                   ------------------          -------------------------
Operating income                                             1,644.7                            1,211.2
                                                   ------------------          -------------------------
Integral cost of financing:
    Interest expense                                           547.3                              370.3
    Interest income                                           (292.3)                            (158.2)
    Foreign exchange loss - net                                 29.8                                7.7
    Loss from monetary position - net                           18.0                              165.7
                                                   ------------------          -------------------------
                                                               302.8                              385.5
Restructuring and non-recurring charges                        168.4                              105.4
Other expense-net                                               31.4                              127.3
                                                   ------------------          -------------------------
    Income before taxes                                      1,142.1                              593.0
                                                   ------------------          -------------------------

Income tax and assets tax                                      310.2                              166.1
Employees' profit sharing                                        0.9                                0.7
                                                   ------------------          -------------------------
                                                               311.1                              166.8
                                                   ------------------          -------------------------
    Income before equity in income of
       affiliates, cumulative effect of accounting
       change and minority interest                            831.0                              426.2
Equity in income of affiliates - net                            18.4                               46.4
Cummulative loss effect of acounting change - net             (177.9)                                 -
Minority interest                                              (77.4)                              20.1
                                                   ------------------          -------------------------
    Net income                                     Ps.         594.1           Ps.                492.7
                                                   ==================          =========================

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 2004 AND 1ST QUARTER OF 2005(1):
SIGN-ON TO SIGN-OFF -- 6:00 TO 24:00, MONDAY TO SUNDAY

----------------------------------------------------------------------------------------------------------------------------------
                      JAN   FEB    MAR    APR    MAY    JUN    JUL   AUG   SEP   OCT   NOV   DEC  2004  JAN    FEB     MAR  1Q05
----------------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating               11.5   11.3   12.2   11.4   11.3   11.5  11.0  10.7  11.0  10.7  10.6  10.0  11.1  11.3   11.6   11.3  11.4
Share (%)            29.7   28.9   30.9   30.2   30.1   30.8  30.2  28.3  30.4  30.3  29.7  29.6  29.9  30.5   30.8   30.0  30.4
TOTAL TELEVISA(2)
Rating               27.3   27.7   28.5   27.3   26.9   26.7  26.2  27.2  25.8  25.0  25.0  23.9  26.5  26.0   27.1   26.8  26.6
Share (%)            70.5   70.9   72.0   72.1   71.9   71.5  71.7  72.0  71.3  70.7  70.3  70.7  71.3  70.5   71.7   71.3  71.2
----------------------------------------------------------------------------------------------------------------------------------

PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAY(3)

-----------------------------------------------------------------------------------------------------------------------------
                    JAN   FEB   MAR    APR    MAY   JUN   JUL  AUG   SEP   OCT  NOV   DEC   2004   JAN   FEB    MAR    1Q05
-----------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating             17.2  16.7   18.4   16.9  16.4  16.2  17.1  16.8 16.5  16.1  15.5 14.7   16.5  16.8   17.5   17.1   17.1
Share (%)          30.3  29.7   32.2   31.5  30.9  30.7  32.6  31.8 31.4  31.5  29.8 29.9   31.0  31.1   31.7   31.7   31.5
TOTAL TELEVISA(2)
Rating             38.6  38.6   40.0   37.5  36.8  36.5  36.6  37.3 35.9  34.7  35.0 33.5   36.7  37.1   38.3   37.3   37.6
Share (%)          68.0  68.4   70.0   69.9  69.3  69.4  69.8  70.5 68.4  67.8  67.2 68.3   68.9  68.7   69.5   69.2   69.1
-----------------------------------------------------------------------------------------------------------------------------

WEEKDAY PRIME TIME--19:00 TO 23:00, MONDAY TO FRIDAY(3)

-----------------------------------------------------------------------------------------------------------------------------
                    JAN   FEB   MAR    APR    MAY   JUN   JUL  AUG   SEP   OCT  NOV   DEC   2004   JAN   FEB    MAR    1Q05
-----------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating             21.0  20.9   22.4   20.8  18.0  17.9  20.1  20.7 20.8  21.1  18.8 18.4   20.1  22.0   23.7   22.5   22.7
Share (%)          32.2  31.7   33.8   33.8  30.2  30.4  33.9  34.6 35.0  35.4  31.6 32.7   32.9  34.8   36.7   36.0   36.0
TOTAL TELEVISA(2)
Rating             44.8  45.9   47.1   44.0  41.8  41.2  41.7  42.5 41.0  40.6  40.0 38.4   42.4  43.9   45.7   44.0   44.6
Share (%)          68.7  69.6   71.1   71.6  70.0  70.1  70.6  71.1 69.0  68.2  67.1 68.1   69.6  69.6   70.8   71.2   70.5
-----------------------------------------------------------------------------------------------------------------------------

NOTES:

1) National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated, seven days a week, in Mexico City, Guadalajara, Monterrey and 25 other cities with a population of over 400,000 people. "Ratings" for a period refers to the number of television sets tuned into the Company's programs as a percentage of the total number of all television households. "Audience share" is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2) "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities that are covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities that are covered by national surveys.

3) "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             -----------------------------
                                                    (Registrant)

Dated:  April 27, 2005                    By /s/ Jorge Lutteroth Echegoyen
                                             ------------------------------
                                             Name: Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President